FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                          For the month of January 2004
                                 8 January 2004

                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

Exhibit No.1  Press release of British Sky  Broadcasting Group plc announcing Director Shareholding released on
              8 January 2004


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1.   Name of company

     British Sky Broadcasting Group plc


2.   Name of director

     Martin Stewart


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

     2 above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

     Martin Stewart. 2,096


5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

     No


6.   Please state the nature of the  transaction.  For PEP  transactions  please
     indicate   whether   general/single   co  PEP   and  if   discretionary/non
     discretionary

     Sale of Shares


7.   Number of shares / amount of stock acquired

     0


8.   Percentage of issued class

     N/A


9.   Number of shares/amount of stock disposed

     2,096


10.  Percentage of issued class

     0.0001%


11.  Class of security

     Ordinary GBP0.50


12.  Price per share

     GBP7.325


13.  Date of transaction

     07 January 2004


14.  Date company informed

     07 January 2004


15.  Total holding following this notification

     0


16.  Total percentage holding of issued class following this notification

     0


If a director has been granted options by the company please complete the following boxes.


17.  Date of grant



18.  Period during which or date on which exercisable



19.  Total amount paid (if any) for grant of the option



20.  Description of shares or debentures involved: class, number



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23.  Any additional information



24.  Name of contact and telephone number for queries



25. Name and signature of authorised company official responsible for making this notification

     Chris Taylor, Assistant Company Secretary


Date of Notification

08 January 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 8 January 2004                 By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary